===================================              ----------------------------
             FORM 3                                      OMB APPROVAL
===================================              ----------------------------
|_| Check this box if no longer                   OMB Number       3235-0104
    subject to Section 16. Form 4                 Expires: April 30, 1997
    or Form 5 obligations may                     Estimated average burden
    continue. See Instruction 1(b).                 hours per response...0.5
===================================              ----------------------------

                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant  to Section  16(a) of the  Securities  Exchange  Act of 1934,
        Section 17(a) of the Public Utility Holding Company Act of 1935
             or Section 30(f) of the Investment Company Act of 1940

(Print or Type Responses)

------------------------------------------   -------------------------------------------  ------------------------------------------
1. Name and Address of Reporting Person      2. Date of Event         4.  Issuer Name and Ticker or Trading Symbol
                                                Requiring
                                                (Month/Day/Year)
   Farbman, Steven                              07/28/99              News Communications, Inc.  (NCOM)
------------------------------------------   ------------------       --------------------------------------------------------------
(First)    (First)        (Middle)            3. IRS or Social         5. Relationship of Reporting Person  6. If Amendment, Date of
 News Communications, Inc.                      Security Number          to Issuer (Check all applicable)     Original
 174-15 Horace Harding Expressway               of Reporting          __X___ Director  ___X___ 10% Owner      (Month/Day/Year)
------------------------------------------      Person                __X___  Officer  _______ Other
          (Street)                              (Voluntary)               (give title         (specify      7. Individual or Joint/
                                                                           below)              below)          Group
Fresh Meadows, New York   11365                                                                                Filing (Check App-
------------------------------------------                            President and Chief Executive Officer    licable Line)
(City)     (State)     (Zip)                                          -------------------------------------    _X_ Form filed by
                                                                                                               One Reporting Person
                                                                                                               ___ Form filed by
                                                                                                               More than One
                                                                                                               Reporting Person
                                             ------------------ ------------------------  ------------------------------------------

                                              Table I - Non-Derivative Securities Beneficially Owned
                           ---------------------------------------------------------------------------------------------------------
-------------------------- ---------------- ------------ ----------------------------------- --------------- ------------- ---------
1. Title of Security        2. Amount of     3. Owner-     4. Nature of
   (Instr. 4)                  Securities       ship         Indirect
                               Beneficially     Form:        Beneficial
                               owned at         Direct       Ownership
                               End of Month     (D) or       (Instr. 5)
                               (Instr. 4)       Indirect
                                                (I)
                                                (Instr. 5)

-------------------------- ---------- ------ ----- ------------- ------ -------------- ---------------- ------------- --------------
-------------------------- ---------- ------ ----- ------------- ------ -------------- ---------------- ------------- --------------
Common Stock, $.01 par value  250,000(1)          D
-------------------------- ---------- ------ ----- ------------- ------ -------------- ---------------- ------------- --------------



Reminder:  Report on a separate line for each class of securities beneficially owned directly or indirectly.
                                                                SEC 1474 (7-96)
*    If the form is filed by more than one reporting person, see Instruction
     4(b)(v).


FORM 3 (continued)

Table II - Derivative  Securities  Acquired,  Disposed of, or  Beneficially
Owned (e.g., puts, calls, warrants, options, convertible securities)

----------------- ---------- -----------------  ------------ ----------------- ------------
1.Title of Deri-  2.Date    3.Title and Amount  4.Conversion   5.Ownership      6.Nature of
vative Security   Exercis-    of Securities       or Exercise    Form of          Beneficial
(Instr.4)         able and    Underlying          Price of       Derivative       Indirect
                  Expiration  Derivative          Derivative     Security:        Ownership
                  Date        Security (Instr. 4) Security       Direct (D)       (Instr. 5)
                  (Month/Day/                                    or Indirect (I)
                  Year)                                          (Instr. 5)

                 ------ -----  ----------------
                 Date   Expi-   Title   Amount
                Exer-   ration          or Number
                cisable Date            of Shares

--------------  ------- -----  -------- -------- ------------- ----------------  -------------
Employee Stock   (2)   7/28/09 Common   830,000    $1.8125            D
Options (right                 Stock
to buy)
--------------  ------- -----  -------- -------  -------------- ---------------  --------

Explanation of Responses:
(1) The shares shall vest as to 50% on July 28, 2001, so long as the reporting person remains an employee of the issuer on such dates. In addition to becoming an officer and director of the Issuer, Mr. Farbman is filing this Form 4, because for Section 16 filing purposes, he became a 10% beneficial owner upon becoming a member of a group owning 10% collectively.
(2) The options shall vest in four equal installments of 207,500 shares commencing on July 28, 2000 and occurring on July 28 of the following three years until all of the options have vested.



                             By: /s/ Steve Farbman                    8/6/99
                                -----------------------------         ------
                             **(Signature of Reporting Person)        Date


**Intentional  misstatements or omissions of facts  constitute  Federal
  Criminal Violations.  See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.
Potential persons who are to respond to the collection contained in this form are not required to respond unless the form displays valid OMB Number.

                                  Page 2 of 2